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                                                                      EXHIBIT 12
                               November 20, 1997

Mr. Donald W. Brinckman
Chairman of the Board
Safety-Kleen Corp.
1000 North Randall Road
Elgin, Illinois 60123

Dear Mr. Brinckman:

     Your announcement this morning resolves any ambiguity on the issue of whether the Safety-Kleen Board of Directors recognizes that the best route to maximizing shareholder value is through the sale of the company. Under these circumstances it is equally apparent the Safety-Kleen Board has a fiduciary duty to act as a responsible auctioneer.

     I am writing to advise that we are increasing our offer to acquire Safety-Kleen to $30.00 per share consisting of $15.00 each and $15.00 in Laidlaw Environmental common stock. The cash portion will be reduced by any incremental costs, such as break-up fees, new severance arrangements and other expenses, Safety-Kleen may have incurred in connection with its agreement with Philip Services and others. We presume these costs are insignificant given your fiduciary duties to Safety-Kleen shareholders, our long standing offer to negotiate all aspects of our proposal including price and the lack of any mention of these costs in your public announcement. The exchange ratio of the stock portion of our offer will be between 2.8 and 3.5 shares based on the weighted average trading price for Laidlaw Environmental shares for 10 days selected by lot from the 20 trading days ending three business days immediately prior to closing.

     Our offer ensures Safety-Kleen shareholders will have the opportunity to share directly in the value this combination creates. In addition, the stock portion of our offer can be delivered to Safety-Kleen shareholders on a tax deferred basis with the value of our shares protected by the collar.

     Although I remain puzzled by your lack of interest in our offers to date, clearly with the terms now embodied in this letter it is time for us to put behind us the posturing over standstill agreements or litigation on procedural issues. We trust you and the other members of Safety-Kleen's Board of Directors will consider the best interests of Safety-Kleen shareholders and agree to meet with us immediately to negotiate a definitive agreement. We reiterate our willingness to enter into a mutual confidentiality agreement to facilitate negotiations.

     As time is of the essence, may we hear from you promptly.

                                        Yours very truly,
                                        Laidlaw Environmental Services, Inc.

                                        James R. Bullock
                                        Chairman of the Board